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                                                          SEC FILE NUMBER
                                                              0-15982

                                                            CUSIP NUMBER
                                                             636912107


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):
/ / Form 10-K   / / Form 20-F   / / Form 11-K   /x/ Form 10-Q   / / Form N-SAR

        For Period Ended: June 30, 1995
        / / Transition Report on Form 10-K
        / / Transition Report on Form 20-F
        / / Transition Report on Form 11-K
        / / Transition Report on Form 10-Q
        / / Transition Report on Form N-SAR
        For the Transition Period Ended:
                                        ---------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

-------------------------------------------------------------------------------
Full Name of Registrant
                                               National Mercantile Bancorp

-------------------------------------------------------------------------------
Former Name if Applicable
                                               N/A

-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                                               1840 Century Park East

-------------------------------------------------------------------------------
City, State and Zip Code
                                               Los Angeles, California 90067


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please see Exhibit attached

                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Howard P. Ladd                  310               282-6793
        ------------------------------    ------------      ------------------
                  (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         / x /  Yes     /  /  No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        / x /  Yes      /  /  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                          National Mercantile Bancorp
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 17, 1995                      By /s/ Howard P. Ladd
     -------------------------                   --------------------------
                                                     Howard P. Ladd


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class or securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                     June 30, 1995 and December 31, 1994


                                                              June 30,        December 31,
                                                                1995             1994
                                                             (Unaudited)
                                                             -----------      -----------
                                                                (dollars in thousands)
                                          ASSETS

Cash and due from banks-demand............................    $  13,923       $   22,210
Federal funds sold and securities purchased
  under agreements to resell..............................       24,010           24,500
                                                              ---------       ----------
        Cash and cash equivalents.........................       37,933           46,710

Interest-bearing deposits with other
  financial institutions..................................          198              195
Securities available-for-sale, at fair value;
  aggregate amortized cost of $20,788 at June 30, 1995
  and $65,113 at December 31, 1994........................       20,477           62,056
Loans receivable held for sale, at fair value.............          --             6,599

Loans receivable..........................................       97,579          115,284
  Allowance for credit losses.............................       (3,370)          (3,063)
                                                              ---------       ----------
        Net loans receivable..............................       94,209          112,221

Premises and equipment, net...............................        1,569            1,684
Other real estate owned...................................        1,369            1,529
Accrued interest receivable and other assets..............        1,681            1,985
                                                              ---------       ----------
                                                              $ 157,436       $  232,979
                                                              =========       ==========

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand..............................    $  63,300       $   87,430
  Interest-bearing demand.................................        9,868           13,844
  Money market accounts...................................       24,003           28,823
  Savings.................................................        2,810            1,696
  Time certificates of deposit:
    $100,000 and over.....................................        9,347           12,261
    Under $100,000........................................       32,286           63,761
                                                              ---------       ----------
        Total deposits....................................      141,614          207,815

Securities sold under agreements to repurchase............        4,382           12,572
Accrued interest payable and other liabilities............        1,839            2,284
                                                              ---------       ----------
        Total liabilities.................................      147,835          222,671

Shareholders' equity:
  Preferred stock, no par value; authorized 1,000,000
    shares................................................         --                --
  Common stock, no par value; authorized 10,000,000
    shares; issued and outstanding 3,078,146 at
    June 30, 1995 and December 31, 1994..................        24,614           24,614
  Accumulated deficit....................................       (14,702)         (11,249)
  Net unrealized loss on securities available-
    for-sale.............................................          (311)          (3,057)
                                                              ---------       ----------
        Total shareholders' equity.......................         9,601           10,308
                                                              ---------       ----------
                                                              $ 157,436       $  232,979
                                                              =========       ==========

         See accompanying notes to condensed consolidated financial statements.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
          Three- and six-month periods ended June 30, 1995 and 1994


                                                                     Three months ended      Six months ended
                                                                          June 30,               June 30,
                                                                      1995       1994        1995        1994
                                                                    -------     -------     -------     -------
                                                                   (dollars in thousands, except per share data)
Interest income:
  Loans receivable.............................................     $ 2,422     $ 4,576     $ 5,037     $ 9,176
  Investment securities........................................         369       1,113         989       2,225
  Federal funds sold and securities purchased
    under agreements to resell.................................         273          85         496         131
                                                                    -------     -------     -------     -------
         Total interest income.................................       3,064       5,774       6,522      11,532
Interest expense:
  Deposits.....................................................         964       1,176       2,119       2,413
  Borrowings...................................................          24          89          59         150
                                                                    -------     -------     -------     -------
         Total interest expense ...............................         988       1,265       2,178       2,563
                                                                    -------     -------     -------     -------
         Net interest income...................................       2,076       4,509       4,344       8,969
Provision for credit losses ...................................         381       1,567         527       3,185
                                                                    -------     -------     -------     -------
         Net interest income after provision for
           credit losses.......................................       1,695       2,942       3,817       5,784

Other operating income:
   Gain (loss) on sale of trading securities...................          --         (39)         --        (123)
   Gain (loss) on sale of securities available-
     for-sale..................................................      (1,341)        (30)     (2,495)        (61)
   Fee income..................................................         421         467         790         913
   Loss on other real estate owned.............................        (169)       (133)       (178)       (192)
   Other income - shareholders' insurance claims...............         730          --         730          --
                                                                    -------     -------     -------     -------
         Total other operating income..........................        (359)        265      (1,153)        537

Other operating expenses:
   Compensation................................................         955       1,289       1,948       2,616
   Office occupancy............................................         540         601       1,072       1,217
   Other general and administrative............................       1,594       1,404       3,097       2,733
                                                                    -------     -------     -------     -------
         Total other operating expenses........................       3,089       3,294       6,117       6,566
                                                                    -------     -------     -------     -------
         Income (loss) before income taxes.....................      (1,753)        (87)     (3,453)       (245)
Provision for income taxes.....................................          --          --          --          --
                                                                    -------     -------     -------     -------
         Net income (loss).....................................     $(1,753)    $   (87)    $(3,453)    $  (245)
                                                                    =======     =======     =======     =======
         Net income (loss) per share...........................     $ (0.57)    $ (0.03)    $ (1.12)    $ (0.08)
                                                                    =======     =======     =======     =======

    See accompanying notes to condensed consolidated financial statements.

                                   EXHIBIT I


PART III - NARRATIVE

1. The Company's data processing is done by an independent third party service bureau. Due to problems at the service bureau, the Company did not receive accounting information on a timely basis which delayed the closing of the books nearly four weeks.

2. Due to an internal restructuring in response to changing business conditions, the Company has experienced significant personnel changes including the resignations of its President, its Acting Chief Financial Officer, and the downsizing of its support staff. This has affected the ability of the Company to complete the Form 10-Q.

3. The Company is required for the first time to file using the EDGAR system. The Company intends to use an outside third party to do the filing, but must provide financial data to the outside third party several days in advance. Additionally, it is anticipated that data format or other conversion problems may occur, further delaying the filing.